[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

July 5, 2024

VIA EDGAR

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549

Attn:	David L. Orlic
Christina DiAngelo Fettig

RE:	The GDL Fund
(File Nos.: 333-279464; 811-21969)

Dear Mr. Orlic and Ms. Fetting:

Thank you for your oral comments regarding your review of the registration statement on Form N-2 filed on May 16, 2024 (the “Registration Statement”) by The GDL Fund (the “Fund”) with the U.S. Securities and Exchange Commission (the “SEC”). The Fund has considered your comments and authorized us to respond on its behalf as set forth below. Changes to the Registration Statement will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”), which the Fund intends to file on or about the date hereof, and will be marked to show all changes made since the initial filing of the Registration Statement.

Your oral comments are summarized in bold to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

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Division of Investment Management

U.S. Securities and Exchange Commission

July 5, 2024

Disclosure Comments

1.	Under the heading “Anti-Takeover Provisions of the Fund’s Governing Documents” in the Prospectus, in the fourth to last paragraph, consider whether the following statements make sense in the context in which they appear: “The Fund should not be viewed as a vehicle for trading purposes. It is designed primarily for risk-tolerant long-term investors.”

The Fund has revised the referenced disclosure to state “In considering whether the granting of such an exemption would be in the best interest of the Fund and its shareholders, the Board of Trustees expects to consider, among such other factors as they deem relevant, that the Fund should not be viewed as a vehicle for trading purposes and is designed primarily for risk-tolerant long-term investors.”

2.	Under the heading “Additional Information” in the Statement of Additional Information, delete references to the SEC’s Public Reference Room.

The Fund has revised disclosure as requested.

3.	Please provide a draft of the validity opinion at least five days before the requested effectiveness date of the registration statement.

The Fund will provide a draft of the validity opinion as requested.

4.	Please confirm that there are no material changes to the forms of prospectus supplements filed with the Registration Statement relative to the forms of prospectus supplements filed wit the Fund’s prior shelf registration statement.

The Fund confirms that there are no material changes to the forms of prospectus supplements.

Accounting Comments

5.	Please detail the reason for the filing in your response letter and include such information in the cover letter to future filings.

The Fund is filing a new shelf registration statement because its prior shelf registration statement was expiring. The Fund will include the reason for filing in cover letters to future registration statement filings.

6.	Include headings for “Financial highlights” and “Senior Securities” and then incorporate by reference with a hyperlink. Include any narrative disclosure required by Form N-2 for those items.

The Fund has included the requested items.

7.	Under the heading “Summary of Fund Expenses,” include hyperlinks to information incorporated by reference.

The Fund has included the requested hyperlinks.

Division of Investment Management

U.S. Securities and Exchange Commission

July 5, 2024

8.	The following comments are provided with respect to the fee table included the Annual Report for the year ended December 31, 2023.

a.	Please confirm whether the fee table in December 31, 2023 Annual Report remains current and that the estimates therein remain valid.

The Fund confirms that the fee table in the December 31, 2023 Annual Report remains current and the estimates therein remain valid.

b.	During the most recent fiscal year, management fee and performance fee equaled 150 basis points. Please explain whether the actual management fee and performance fee is reflected in the fee table.

Pursuant to the terms of the Investment Advisory Agreement, the Fund pays the Investment Adviser an annual base fee equal to 0.50% of the Fund’s average weekly managed assets. in addition to the base fee described above, the Investment Adviser will be entitled to receive an incremental performance fee structured as a fulcrum fee. For the fiscal year ended December 31, 2023, the base fee was 0.50% of managed assets, and the fulcrum fee was 0.4961% of managed assets.

The Fund has included a revised “Summary of Fund Expenses” table in the Registration Statement to set forth the base fee and fulcrum fee as percentages of net assets attributable to common shares.

c.	It appears that the “Summary Fund Expenses” table has three line items for the management fee - management fee, base fee and performance fee – and those three line items total to 2%. Explain why the management fee has three line items instead of two and whether the aggregate of these line items accurately reflects the actual management fee.

The line items included in fee table are not intended to be additive. The line items “Base Fee” and “Performance Fee” are intended to be the components of the line item “Management Fee.” As noted above, the Fund has included a revised fee table in the Registration Statement and has revised the formatting of these line items to make that more clear.

d.	Expense example appears to be calculated based on expenses of 4.15%, but the “Summary of Fund Expenses” table is showing Total Annual Expenses of 5.15%.

As noted above, the Fund has included a revised “Summary of Fund Expenses” table in the Prospectus, and has included a corresponding revised Expense example.

Division of Investment Management

U.S. Securities and Exchange Commission

July 5, 2024

e.	Page 32 includes an italicized statement that “The example includes Dividends on Preferred Shares. If Dividends on Preferred Shares were not included in the example calculation, the expenses for the 1-, 3-, 5- and 10-year periods in the table above would be as follows (based on the same assumptions as above): $18, $57, $98, and $212.” However, in the fee table, dividends on preferred shares are shown zero and according to footnote (e), dividends are included as a component of interest expense. Please explain this discrepancy and revise the italicized language as necessary.

The Fund has revised the italicized statement in the Prospectus to state:

The example includes Dividends on Preferred Shares, which for financial reporting purposes only are included as a component of “Interest Expense.” If Dividends on Preferred Shares were not included in “Interest Expense” and were not included in the example calculation, the expenses for the 1-, 3-, 5- and 10-year periods in the table above would be as follows (based on the same assumptions as above): $24, $74, $126, and $269.

9.	The N-CSR for the fiscal year ended December 31, 2023 did not include an auditors’ consent. Amend the N-CSR to include an auditors consent.

The auditors’ consent was inadvertently omitted from the Fund’s N-CSR for the fiscal year ended December 31, 2023.

With respect to the Registration Statement, the Fund is filing an auditor’s consent as an exhibit to the Amendment.

With respect to the Fund’s prior registration statement, the Fund notes that the Fund has not conducted any offering of shares since the filing of the Fund’s N-CSR for the fiscal year ended December 31, 2023 and accordingly has not used a prospectus that incorporates the financial statements for the fiscal year ended December 31, 2023. Although the three year anniversary of the effectiveness of the Fund’s prior registration statement was May 19, 2024, the Fund may continue to offer shares under the prior registration statement in reliance on Rule 415(a)(5). The Fund has no present intention to offer shares pursuant to the prior registration statement. However, if the Fund were to offer shares pursuant to the prior registration statement, in advance of commencing any such offering the Fund will file a post-effective amendment to the prior registration statement for the purpose of filing an auditors’ consent with respect to the incorporation by reference of the financial statements for the fiscal year ended December 31, 2023 into the prior registration statement.

10.	Include heading for “Price Range of Common Shares” and then incorporate by reference with a hyperlink. In addition, Item 8.5 of Form N-2 has certain dating requirements, therefore add the information for the periods that are not incorporated by reference.

The Fund has added the requested disclosure.

11.	Under the heading “Incorporation by Reference” please include a hyperlink to annual report when that information is filled in.

The Fund has added the requested disclosure.

Division of Investment Management

U.S. Securities and Exchange Commission

July 5, 2024

12.	Under the heading “Incorporation by Reference,” consider whether the incorporation by reference of the N-CSR for the fiscal year ended December 31, 2018 is necessary.

The Fund has deleted the reference to incorporation by reference of the N-CSR for the fiscal year ended December 31, 2018.

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Should you have any additional comments or concerns, please do not hesitate to contact me at (312) 407-0641.

Best regards,

/s/ Kevin T. Hardy
Kevin T. Hardy